SEC FILE NUMBER: 001-35213

CUSIP NUMBER: 497217 10 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KiOR, INC.

Full Name of Registrant

N/A

Former Name if Applicable

13001 Bay Park Road

Address of Principal Executive Office (Street and Number)

Pasadena, Texas 77507

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KiOR, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 (“Form 10-Q”) in a timely manner and it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”). As previously disclosed in the Company’s Form 8-K filed with the SEC on November 10, 2014, the Company filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code (Case No. 14-12514) (the “Bankruptcy Case”). The Bankruptcy Case comes after a severe reduction in the Company’s workforce and the Company has devoted substantially all of its remaining resources to the Bankruptcy Case, including a substantial portion of its accounting and financial reporting personnel and administrative resources. As a result, the Company has determined that it is unable to file its Form 10-Q without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher A. Artzer	(281)	694-8700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to adverse business conditions, the inability to restructure the Company’s outstanding debt, the commencement of the Bankruptcy Case and other circumstances, there was a significant adverse change in the Company’s results of operations for its fiscal quarter ended September 30, 2014 compared with the Company’s results of operations for its fiscal quarter ended September 30, 2013. As a result of management’s preparation of the bankruptcy filing and the demands the Bankruptcy Case has placed on the Company’s available personnel and limited resources, the Company cannot provide quantitative estimates of the results of operations for the quarterly period ended September 30, 2014.

KiOR, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 12, 2014	By:	/s/ Christopher A. Artzer
Christopher A. Artzer
President, Interim Chief Financial Officer, General
Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).